FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

July 24, 2007

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

Fit for the future

Report for the 2nd quarter of 2007

Contents

Highlights 2
Akzo Nobel results 3

Segment data

Akzo Nobel Coatings 4
Akzo Nobel Chemicals 6

Financial statements

Consolidated statement of income 8
Condensed consolidated balance sheet 9
Condensed consolidated statement of cash flows 10
Changes in equity 11
Information on segments and incidentals 12
Information on discontinued operations – Organon BioSciences 13
Contact details and financial calendar 15

AKZO NOBEL

2	Report for the 2nd quarter of 2007

Highlights

Strong operational quarter for the new Akzo Nobel

•	4% autonomous growth
•	Operational results up 35%; EBITDA margin further improved to 13.7%
•	34% higher net income before incidentals from continuing operations
•	Decorative Coatings – start of turnaround clearly visible
•	Final impact of Chemicals’ 2005 divestment program taken
•	Good quarter for Organon and Intervet
•	EUR 1.6 billion share buyback program progressing well

2nd quarter			Millions of euros (EUR) or %	January-June

2007	2006	Δ%		2007	2006		Δ%

			Continuing operations (Coatings and Chemicals) before incidentals:

2,685	2,624	2	Revenues	5,186	5,096		2

367	296	24	EBITDA	674	575		17

13.7	11.3		EBITDA margin	13.0	11.3

279	207	35	EBIT	498	392		27

10.4	7.9		EBIT margin	9.6	7.7

166	124	34	Net income from continuing operations	299	237		26

			Moving average ROI	14.9	13.1

146	121	21	Net income from discontinued operations (Organon BioSciences)	257	223		15

270	361	(25)	Net income[1] (attributable to equity holders)	516	610		(15)

0.95	1.26		Earnings per share, in EUR	1.80	2.13

			Invested capital	8,127	8,060	[2]

			Net interest-bearing borrowings	1,261	1,090	[2]

1Including incidentals.

2At December 31.

Akzo Nobel	3

Strong operational quarter
Favorable economic conditions in Asian and European countries contributed to further improvements in the quarter, while the impact of a slowdown in the United States was more pronounced compared with earlier quarters. Price increases now start to contribute to restoring margins that were affected by the raw material and energy cost rises of the past two years. However, in certain areas there is ongoing pressure from further raw material price increases.

Revenues – 4% autonomous growth
Revenues from continuing operations of EUR 2.7 billion were up 2% on last year. Autonomous growth was 4%. Volumes increased 1%, with both Coatings and Chemicals contributing. Average selling prices were 3% higher at both segments. Currency translation had a 1% negative effect in the quarter, mainly attributable to the weaker U.S. dollar and the Asian currencies. Acquisitions (mainly Sico, acquired in May, 2006) and divestments (the 2005 Chemicals divestment program) on balance had a 1% negative impact. The changes in revenues of Akzo Nobel compare with the second quarter of 2006 as follows:

In %	Total	Volume	Price	Currency translation	Acquisitions/ divestments

Coatings	8	2	3	(1)	4
Chemicals	1	1	3	(1)	(2)
Akzo Nobel	2	1	3	(1)	(1)[1]

1Included is the effect of the divestment of certain activities in Other.

Operational earnings boost of 35%;
EBITDA improved 24%
Before incidentals, operating income rose 35% from EUR 207 million to EUR 279 million. The EBIT margin was 10.4%, against 7.9% in the second quarter of 2006. Both Coatings and Chemicals realized strong autonomous growth and cost savings. Substantial further growth was achieved in the emerging markets, but most businesses in Europe also improved their performance by a combination of revenues growth and cost reductions. The improvement in EBIT reported as “Other” was caused by favorable IAS 39 fair value adjustments and better results of the captive insurance companies due to lower damages.

EBITDA before incidentals in the second quarter surged 24% to EUR 367 million. Both Coatings and Chemicals contributed to the increase. The EBITDA margin rose to 13.7% (2006: 11.3%). Coatings achieved an EBITDA margin of 13.1% compared with 12.8% in 2006. Chemicals’ EBITDA margin increased from 14.4% to 17.4% in 2007.

Operating income increased 32% to EUR 251 million, with an EBIT margin of 9.3 (2006: 7.2%). Incidentals in 2007 were a net loss of EUR 28 million, compared with a loss of EUR 17 million in the second quarter of 2006. These mainly consisted of restructuring and impairment charges for various reorganizations. See the table on page 12 for further details.

Net financing charges decreased from EUR 35 million to EUR 25 million, mainly due to higher cash and cash equivalents and lower short-term borrowings. Interest coverage in the second quarter was 10.0 (2006: 5.4).

The share in profit of associates was a loss of EUR 43 million, compared with a gain of EUR 7 million in 2006. The 2007 number included incidental losses of EUR 50 million, among others due to the settlement of pensions as part of the divestment of Flexsys. This divestment completes the 2005 Chemicals portfolio restructuring program.

Income taxes in the second quarter of 2007 included incidental tax benefits of EUR 37 million, while 2006 included similar benefits for EUR 125 million. These benefits were attributable to the completion of tax audits in various countries. Excluding incidentals, the income tax charge in the second quarter of 2007 was 32%, compared with 27% in 2006. This increase was mainly due to a write-down of deferred tax assets of EUR 10 million in the United Kingdom because of a reduction of the corporate income tax rate in that country.

Operational net income substantially up
Operational net income from continuing operations increased 34% to EUR 166 million. Organon BioSciences’ net income was up 21%, partially due to the effect of the non-recognition of depreciation. Including lower incidentals, total net income for the company declined 25% to EUR 270 million. Earnings per share were EUR 0.95 (2006: EUR 1.26). Net income breaks down as follows:

2nd quarter

Millions of euros	Net income before incidentals		Net income

	2007	2006	2007	2006
Continuing operations	166	124	124	234
Discontinued operations	146	121	146	127

Akzo Nobel	312	245	270	361

January-June

Millions of euros	Net income before incidentals		Net income

	2007	2006	2007	2006
Continuing operations	299	237	258	384
Discontinued operations	257	223	258	226

Akzo Nobel	556	460	516	610

Workforce
Akzo Nobel’s workforce at Coatings and Chemicals totaled 43,000 employees, up compared with the 42,690 employees at year-end 2006. The number of employees at Organon BioSciences was 18,940.

Trading conditions in 2007
Akzo Nobel’s portfolio is well-positioned for profitable growth. Assuming that no significant changes in the major economies of the world occur, Akzo Nobel believes that it is well placed to deliver on the objectives to outgrow its markets and further improve the financial returns in Coatings and Chemicals compared with 2006.

Highlights 2nd quarter
Report for the 2nd quarter of 2007

4	Report for the 2nd quarter of 2007

Coatings – 10% higher EBITDA on 8% revenues growth

•	Revenues up 8% – autonomous growth and acquisitions
•	European and emerging markets drive growth; slowdown in U.S.
•	EBITDA up 10%
•	Decorative Coatings – continued volume growth and margin improvement
•	Industrial activities and Marine & Protective – strong top-line growth
•	Ongoing pressure from raw materials at industrial businesses

2nd quarter				Millions of euros or %	January-June

2007	2006	[1]	Δ%		2007	2006	[1]	Δ%

				Revenues
709	637			Decorative Coatings	1,258	1,111
522	506			Industrial activities	1,017	980
328	291			Marine & Protective Coatings	632	561
237	238			Car Refinishes	467	472
(21)	(29)			Intragroup revenues/other	(45)	(47)

1,775	1,643		8	Total	3,329	3,077		8

232	210		10	EBITDA before incidentals	385	348		11
13.1	12.8			EBITDA margin	11.6	11.3

199	175		14	EBIT before incidentals	316	279		13
11.2	10.7			EBIT margin	9.5	9.1

196	162		21	EBIT (operating income)	310	371		(16)
11.0	9.9			EBIT margin	9.3	12.1

34	25			Capital expenditures	65	47

				Invested capital	2,883	2,653	[2]
				Moving average ROI	20.2	20.3

				Number of employees	32,530	31,660	[2]

12006 figures have been restated for minor changes in the business unit structure.
2At December 31.

Akzo Nobel	5

Overview
Coatings had a strong second quarter with revenues growth of 8% on last year. Autonomous growth was 5%, thanks to 2% higher volumes and 3% price increases. Acquisitions added 4%, while the negative currency impact was 1%.

EBITDA before incidentals amounted to EUR 232 million (10% up), with the EBITDA margin improving to the high level of 13.1%. Before incidentals, operating income (EBIT) grew 14% to EUR 199 million, with an EBIT margin of 11.2% (2006: 10.7%). The moving average ROI was a sound 20.2%.

Decorative Coatings
Decorative Coatings continued its strong start to the year with a good second quarter, achieving double-digit revenues growth – driven by acquisitions – and an ongoing improvement of the financial performance. Sales growth in Europe was attributable to the growing markets in Eastern Europe, favorable weather conditions, and a good economic climate. Building Adhesives achieved continued growth for the Central & Eastern European businesses. Top-line continues to grow briskly in Asia Pacific. The new organizational set-up has resulted in a stronger grip on business developments.

Industrial activities
The industrial activities continued to deliver a solid performance although revenues growth was limited to 3%. Weak demand in North America for Industrial Finishes (residential and commercial constructions related) unfavorably impacted performance in 2007, with a follow-on impact into Asia. Margins were under pressure from the weak U.S. dollar and the tight raw material supply in our growth markets. Organic revenues growth continued, particularly in China, Vietnam, India, Russia, and Eastern Europe. The major economies in Western Europe appear healthy from an industrial consumption perspective and showed modest growth opportunities. Powder Coatings achieved a strong performance in Western Europe, but was somewhat weaker in Eastern Europe and the Americas. New plants started up in Russia and the Czech Republic, along with a small unit in Dubai.

Marine & Protective Coatings
In Marine & Protective Coatings, the double digit revenues growth was driven by strong volume growth. Margins remain under pressure from raw material prices and weaker currencies. Sales growth in Asia Pacific was over 30% as a result of strong demand in China (both Marine and Protective Coatings) and in India and Singapore (Protective Coatings). Sales in the Americas were up 6%, driven by the strong coastal business. The first deliveries were made for Intersleek® 900, launched in February. At Aerospace Coatings, there was an increase in build rates from large manufacturers for some models.

Car Refinishes
Revenues and results of Car Refinishes were in line with the previous year. Strong selling price developments were offset by somewhat lower volumes, mainly in North America (due to the business slowdown) and Eastern Europe. Western Europe saw the benefit of a new customer base. South America showed a strong development and growth in key markets throughout the region. In Asia, a volume growth of more than 20% was achieved.

Case study
Powder Coatings opened two new plants – in Russia and China – during the second quarter, bringing the total number of plants to 28.

Akzo Nobel – the biggest global manufacturer of powder coatings – has been very active in emerging markets during the last few years. The new Chinese facility is located in the Western part of the country where markets have grown strongly in recent years.

Opening the Russian production facility, 100 km from Moscow, is another significant development, given that in 2006, 80% of the powder coatings used in the country was imported.

Powder Coatings are solvent-free paints applied to metal and other conductive surfaces such as desktop computers, as pictured above.

Akzo Nobel Coatings
Report for the 2nd quarter of 2007

6	Report for the 2nd quarter of 2007

Chemicals – 22% higher EBITDA on 4% autonomous growth

•	4% autonomous growth – negative currency impact of 1%
•	Operational result up 39%
•	EBITDA margin of 17.4%; moving average ROI of 20%
•	Raw materials and energy price pressure being managed
•	Polymer Chemicals and Base Chemicals lead strong performance

2nd quarter				Millions of euros or %	January-June

2007	2006	[1]	Δ%		2007	2006	[1]	Δ%

				Revenues
247	242			Pulp & Paper Chemicals	492	489
211	220			Base Chemicals	436	460
197	194			Functional Chemicals	397	385
141	138			Surfactants	280	276
136	129			Polymer Chemicals	268	261
(28)	(28)			Intragroup revenues/other	(52)	(64)

904	895		1	Total	1,821	1,807		1

157	129		22	EBITDA before incidentals	321	292		10
17.4	14.4			EBITDA margin	17.6	16.2

104	75		39	EBIT before incidentals	219	183		20
11.5	8.4			EBIT margin	12.0	10.1

89	69		29	EBIT (operating income)	200	149		34
9.8	7.7			EBIT margin	11.0	8.2

39	56			Capital expenditures	89	96

				Invested capital	1,925	1,960	[2]
				Moving average ROI	20.0	18.1

				Number of employees	9,100	9,300	[2]

1 2006 figures have been restated for minor changes in the business unit structure. In addition, the activities (to be) divested have now been included under Other at company level.
2 At December 31.

Akzo Nobel	7

Overview
Revenues were up 1% on the previous year. Autonomous growth was 4% (volume growth of 1% and price increases of 3%). The negative currency impact of 1% was primarily attributable to the U.S. dollar. In addition, there was a 2% negative effect from the outsourcing of services.

Before incidentals, EBITDA increased to EUR 157 million (+22%) and the EBITDA margin to 17.4%, compared with 14.4% in the second quarter of 2006.

Chemicals is clearly benefiting from its strategy to focus on five growth platforms with leading global positions and the ongoing efforts for margin improvement and cost control. Operating income before incidentals amounted to EUR 104 million, 39% up on last year. The EBIT margin improved to 11.5%. The moving average ROI surged from 18.1% to 20.0% in 2007.

Pulp & Paper Chemicals
In Pulp & Paper Chemicals, autonomous growth of 6% from higher selling prices was achieved, while there was a negative revenues effect from the transfer of the U.S. hydrogen peroxide business to the OCI joint venture. The proceeds from higher selling prices could more than compensate for the continued rise of raw material and energy costs. In Brazil, an important long-term supply contract for chlorate and chlorine dioxide to VCP’s world’s largest pulp mill was secured. Paper Chemicals continued to achieve good volume growth in Asia. The new plant in Southern China is operating well.

Base Chemicals
Base Chemicals turned in a strong EBIT(DA) increase, mainly driven by a good Energy performance with high asset availability and favorable market conditions. Revenues were negatively affected by the outsourcing of the technical services in Rotterdam and Delfzijl, the Netherlands. Volumes were hit by production problems at customer plants in Rotterdam (mainly resolved in the meantime). Delfzijl’s chlorine production reached a new all-time high in June.

Functional Chemicals
Revenues of Functional Chemicals were just above previous year’s level. Growth from higher volumes and prices was offset by negative currency effects. Higher variable costs, due to continuing raw material price increases, could be countered by lower manufacturing costs. Price increases and high availability of the plants in Stenungsund, Sweden, contributed to a good performance of Ethylene Amines. Chelates suffered from higher variable costs and a strong negative currency impact. Cellulosic Specialties achieved good volume growth in Bermocoll® (a rheology modifier for applications in paint and cement). Salt Specialties realized an improved financial performance in a competitive market.

Surfactants
Surfactants achieved 2% higher revenues than the previous year, despite a negative currency impact of almost 3%. Both higher volumes and prices contributed to the top-line growth. However, high raw material costs – especially for fat and oil in the Americas – are negatively impacting margins and results.

Polymer Chemicals
Polymer Chemicals achieved 8% autonomous growth; both volumes and prices were 4% up. Strong revenues growth was achieved in all businesses globally, but demand was particularly strong for Organometallic Specialties and Thermoset & Cross-Linking peroxides. Price increases were implemented to offset the rising raw material costs. The demand in the U.S. PVC market improved versus the previous quarter but is still behind the level of last year due to the slowdown of the U.S. housing market. Operating income is well ahead of last year due to autonomous growth and good cost control.

Case study
Akzo Nobel CEO Hans Wijers has announced new strategic targets for China, with the company aiming to achieve revenues totaling USD 2 billion by 2012.

China’s key role in the company’s strategic growth plans was underlined by Akzo Nobel confirming a EUR 250 million investment in building two new chemicals plants in the country. These facilities will form part of a multi-site being established on a 50 hectare plot within the Ningbo Chemical Industry Zone.

The company also opened a new polysulfides production plant in China recently – the fastest-growing polysulfides market in the world. The facility is located next to Akzo Nobel’s existing MCA facility in Taixing.

Akzo Nobel Chemicals
Report for the 2nd quarter of 2007

8	Report for the 2nd quarter of 2007

Consolidated statement of income

2nd quarter			Millions of euros	January-June

2007	2006	Δ%		2007	2006	Δ%

			Continuing operations
2,685	2,624	2	Revenues	5,186	5,096	2
(1,628)	(1,658)		Cost of sales	(3,160)	(3,218)

1,057	966		Gross profit	2,026	1,878
(568)	(568)		Selling expenses	(1,117)	(1,130)
(69)	(72)		Research and development expenses	(140)	(145)
(165)	(144)		General and administrative expenses	(327)	(304)
(4)	8		Other operating income	21	123

251	190	32	Operating income (EBIT)	463	422	10
37	29		Financing income	70	57
(62)	(64)		Financing expenses	(122)	(126)

226	155		Operating income less financing income and expenses	411	353
(43)	7		Share in profit of associates	(31)	27

183	162		Profit before tax	380	380
(48)	82		Income taxes	(103)	18

135	244	(45)	Profit for the period from continuing operations	277	398	(30)

			Discontinued operations (Organon BioSciences)
146	127		Profit for the period from discontinued operations	258	226

281	371	(24)	Profit for the period	535	624	(14)

			Attributable to:
270	361	(25)	Equity holders of the company (net income)	516	610	(15)
11	10		Minority interest	19	14

281	371		Profit for the period	535	624

			Income per share, in EUR:
0.95	1.26		– basic	1.80	2.13
0.94	1.25		– diluted	1.79	2.12

10.0	5.4		Interest coverage	8.9	6.1

Akzo Nobel	9

Condensed consolidated balance sheet

Millions of euros	June 30, 2007	Dec 31, 2006 pro forma	Dec 31, 2006

Property, plant and equipment	2,225	2,249	3,346
Intangible assets	545	536	682
Financial noncurrent assets	1,176	1,351	1,706

Total noncurrent assets	3,946	4,136	5,734

Inventories	1,222	1,190	2,042
Receivables	2,532	2,111	2,919
Cash and cash equivalents	1,450	1,871	1,871
Assets held for sale	3,358	3,477	219

Total current assets	8,562	8,649	7,051

Total assets	12,508	12,785	12,785

Akzo Nobel N.V. shareholders’ equity	3,956	4,144	4,144
Minority interest	108	119	119

Total equity	4,064	4,263	4,263

Provisions	1,849	1,910	2,132
Deferred income			7
Deferred tax liabilities	135	149	174
Long-term borrowings	2,454	2,505	2,551

Total noncurrent liabilities	4,438	4,564	4,864

Short-term borrowings	257	304	410
Current payables	2,588	2,486	3,223
Liabilities held for sale	1,161	1,168	25

Total current liabilities	4,006	3,958	3,658

Total equity and liabilities	12,508	12,785	12,785

Shareholders’ equity per share, in EUR	14.18		14.44
Number of shares outstanding, in millions	279.0		287.0

Gearing	0.31		0.26

Invested capital	8,127		8,060

In the December 31, 2006 pro forma column, Organon BioSciences has been treated as if it would qualify as discontinued operation as of that date.

Consolidated statement of income
Condensed consolidated balance sheet
Report for the 2nd quarter of 2007

10	Report for the 2nd quarter of 2007

Condensed consolidated statement of cash flows

Millions of euros		January-June

		2007		2006 [1]
Profit for the period	535		624
Income discontinued operations	(258)		(226)
Adjustments to reconcile earnings to cash generated from operating activities:
Depreciation and amortization	176		183
Impairment losses	10		10
Financing income and expenses	52		69
Share in profit of associates	(19)		(27)
Income taxes	103		18

Operating profit before changes in working capital and provisions		599		651

Changes in working capital	(313)		(211)
Changes in provisions	(101)		(70)
Other	(9)		—

		(423)		(281)

Cash generated from operating activities		176		370

Interest paid	(137)		(154)
Income taxes paid	(110)		(118)
Pre-tax loss/(gain) on divestments	60		(128)

		(187)		(400)

Net cash from operating activities		(11)		(30)

Capital expenditures	(158)		(151)
Interest received	86		71
Repayments from associates	20		8
Dividends from associates	8		9
Acquisition of consolidated companies[2]	(15)		(264)
Proceeds from sale of interests[2]	150		187
Other changes in noncurrent assets	4		27

Net cash from investing activities		95		(113)

Changes in borrowings	(106)		85
Issue of shares for stock option plan	100		35
Buyback of shares	(548)
Termination of currency swap	87		21
Dividends	(278)		(275)

Net cash from financing activities		(745)		(134)

Net cash used for continuing operations		(661)		(277)

Cash flows from discontinued operations
Net cash from operating activities	326		198
Net cash from investing activities	(118)		(59)
Net cash from financing activities	30		(6)

		238		133

Net change in cash and cash equivalents of continued
and discontinued operations		(423)		(144)
Cash and cash equivalents at January 1		1,871		1,486
Effect of exchange rate changes on cash and cash equivalents		2		(21)

Cash and cash equivalents at June 30		1,450		1,321

1 Reclassified for comparative purposes.
2 Net of cash acquired or disposed of.

Akzo Nobel	11

Changes in equity

Millions of euros	Sub- scribed share capital	Additional paid-in capital	Change in fair value of derivatives	Cumulative translation reserves	Other (statutory) reserves and undistribu- ted profits	Share- holders’ equity	Minority interest	Total equity

Balance at December 31, 2005	572	1,803	22	142	876	3,415	161	3,576

Changes in fair value of derivatives			6			6		6
Changes in exchange rates in respect of
subsidiaries, associates and joint ventures				(74)		(74)	(12)	(86)

Income/(expense) directly recognized in equity			6	(74)		(68)	(12)	(80)
Profit for the period					610	610	14	624

Total income/(expenses)			6	(74)	610	542	2	544
Dividend paid					(258)	(258)	(17)	(275)
Equity-settled transactions					8	8		8
Issue of common shares	2	33				35		35
Changes in minority interest in subsidiaries							(24)	(24)

Balance at June 30, 2006	574	1,836	28	68	1,236	3,742	122	3,864

Balance at December 31, 2006	574	1,841	(2)	30	1,701	4,144	119	4,263
Changes in fair value of derivatives			8			8		8
Changes in exchange rates in respect of
subsidiaries, associates and joint ventures				34		34	2	36

Income/(expenses) directly recognized in equity			8	34		42	2	44
Profit for the period					516	516	19	535

Total income/(expenses)			8	34	516	558	21	579
Dividend paid					(259)	(259)	(19)	(278)
Equity-settled transactions					9	9		9
Issue of common shares	3	97				100		100
Buyback of shares					(596)	(596)		(596)
Changes in minority interests in subsidiaries							(13)	(13)

Balance at June 30, 2007	577	1,938	6	64	1,371	3,956	108	4,064

Lower cash position due to share buyback program
Cash and cash equivalents decreased EUR 423 million in the first half of 2007, compared with EUR 144 million in 2006. The difference was mainly attributable to the share buyback program. The seasonal increase of working capital was somewhat higher than in the first half of 2006, predominantly due to revenues growth. On the other hand, acquisition expenditures were lower.

Capital expenditures amounted to EUR 158 million, up EUR 7 million on the 2006 first half year level. Capital expenditures were 96% of depreciation (2006: 86%). Expenditures were up at Coatings, but down at Chemicals.

Proceeds from the sale of interests, both in 2007 and 2006, related to installment payments for the divestment of a Coatings plant near Barcelona, Spain (divested in 2006), and to the sale of several Chemicals activities under the divestment program initiated in 2005, including Flexsys. Last year’s acquisition expenditures mainly concerned Sico.

Strong financial position
Invested capital at June 30, 2007, amounted to EUR 8.1 billion, EUR 0.1 billion higher than at December 31, 2006. This increase was mainly due to the seasonal increase of working capital – in particular at Coatings – partially offset by the effect of divestments.

Equity decreased EUR 0.2 billion, because the share buyback and dividend payments exceeded the result of the first half year. During this period, 53,520 common shares were issued under the performance-related share plan and 1,735,802 stock options were exercised. These options were fulfilled by 1,495,892 new common shares being issued and 239,910 common shares already held by the company.

The company started a share buyback program for EUR 1.6 billion on May 3, 2007. By June 30, 2007, 9,863,800 common shares had been bought for an amount of EUR 596 million. Of this amount EUR 548 million was paid in the second quarter of 2007.

The company remains in a strong financial position. Net interest-bearing borrowings were EUR 1.3 billion, up EUR 0.2 billion on year-end 2006. Gearing was 0.31 (December 31, 2006: 0.26).

Arnhem, July 24, 2007
The Board of Management

Condensed consolidated statement of cash flows
Changes in equity
Report for the 2nd quarter of 2007

12	Report for the 2nd quarter of 2007

Information on segments and incidentals

2nd quarter			Millions of euros or %	January-June

2007	2006 [1]	Δ%		2007	2006 [1]	Δ%
			Revenues
1,775	1,643	8	Coatings	3,329	3,077	8
904	895	1	Chemicals	1,821	1,807	1
6	86		Other/eliminations	36	212

2,685	2,624	2	Total	5,186	5,096	2

			EBITDA before incidentals
232	210	10	Coatings	385	348	11
157	129	22	Chemicals	321	292	10
(22)	(43)		Other	(32)	(65)

367	296	24	Total	674	575	17

13.7	11.3		EBITDA margin	13.0	11.3

			EBIT (operating income) before incidentals
199	175	14	Coatings	316	279	13
104	75	39	Chemicals	219	183	20
(24)	(43)		Other	(37)	(70)

279	207	35	Total	498	392	27

10.4	7.9		EBIT margin	9.6	7.7

			EBIT (operating income)
196	162	21	Coatings	310	371	(16)
89	69	29	Chemicals	200	149	34
(34)	(41)		Other	(47)	(98)

251	190	32	Total	463	422	10

9.3	7.2		EBIT margin	8.9	8.3

			Incidentals included in EBIT
(7)	–		Results on divestments	(10)	128
(19)	(14)		Restructuring and impairment charges	(23)	(52)
(2)	(3)		Charges related to major legal, antitrust, and environmental cases	(2)	(46)

(28)	(17)		Total incidentals	(35)	30

[1] The figures for 2006 have been restated because Chemicals’ “activities (to be) divested” have now been included under Other at company level.

Akzo Nobel	13

Information on discontinued operations –
Organon BioSciences

Millions of euros or %	Organon				Intervet				Organon BioSciences

	2007	2006		Δ%	2007	2006		Δ%	2007	2006		Δ%
Second quarter

Revenues	638	675		(5)	306	280		9	936	950		(1)

EBIT before incidentals	129	102		26	69	51		35	191	153		25
EBIT margin	20.2	15.1			22.5	18.2			20.4	16.1

EBIT (operating income)	129	101		28	71	57		25	193	158		22
EBIT margin	20.2	15.0			23.2	20.4			20.6	16.6

S&D expenses as % of revenues	31.1	31.3			23.5	25.9			28.2	29.9
R&D expenses as % of revenues	18.3	18.6			8.2	10.6			15.3	16.5

Capital expenditures	45	25			12	14			57	39

January-June

Revenues	1,264	1,321		(4)	606	562		8	1,856	1,870		(1)

EBIT before incidentals	213	186		15	134	109		23	338	295		15
EBIT margin	16.9	14.1			22.1	19.4			18.2	15.8

EBIT (operating income)	216	181		19	135	115		17	342	296		16
EBIT margin	17.1	13.7			22.3	20.5			18.4	15.8

S&D expenses as % of revenues	31.3	31.5			23.3	25.0			28.9	29.8
R&D expenses as % of revenues	18.3	19.1			8.7	10.1			15.3	16.5

Capital expenditures	71	40			23	22			94	63

Invested capital	1,698	1,579	[1]		979	949	[1]		2,638	2,556	[1]

Number of employees	13,480	13,760	[1]		5,400	5,370	[1]		18,940	19,190	[1]

The minor differences between the Organon BioSciences figures and the sum of the Organon and Intervet amounts relate to other activities and eliminations.
The numbers of Organon include the Nobilon (human vaccines) activity. 1At December 31.

On March 12, 2007, the company announced its intention to divest Organon BioSciences (OBS) to Schering-Plough, following their binding cash offer of EUR 11 billion. As a consequence, in accordance with IFRS 5, the OBS activities qualify as so-called discontinued operations. As a result, going forward depreciation or amortization will no longer be recognized for the OBS activities, as a result of which pre-tax results increased by EUR 32 million. Thereof, EUR 27 million was recognized in the second quarter of 2007.

Organon
At EUR 638 million, second-quarter revenues were 5% below 2006. There was a negative currency translation effect of 2%, mainly attributable to the U.S. dollar and the Japanese yen. Contraceptives realized the strongest revenues growth, due primarily to Implanon® and NuvaRing®, for which volume increases of EUR 6 million and EUR 13 million, respectively, were realized.

Sales of Remeron®, Anzemet®, and active pharmaceutical ingredients decreased, while the loss of Avinza® also reduced revenues.

Operating income before incidentals increased to EUR 129 million (2006: EUR 102 million). The effect of lower revenues was offset by the effects of a favorable product mix, lower marketing expenses, and the non-recognition of depreciation and amortization.

For further details on the development of sales of Organon’s key products, see the Akzo Nobel website at www.akzonobel.com/ investorrelations/financialfaq.

Intervet
Second quarter revenues of Intervet grew 9% to a record EUR 306 million. Currency translation had a negative impact of 1%. Recent product introductions – including the pig vaccine Circumvent® PCV – boosted growth in the North American market. The causing agent is a virus in swine which has led to substantial losses for the North American pig industry in the past few years. In Europe, where Intervet generates more than 50% of its revenues, sales grew by 3% after a very strong growth performance realized during the previous quarter. Also in Europe, Intervet is gaining market share in the swine segment by excellent customer acceptance of our pulmonal vaccine range. Sales in Latin America increased by 16% to EUR 44 million, while only marginal increases could be realized in the rest of the world due to weaker currencies. The livestock and the companion animal businesses continue to develop at a similar pace and currently generate three-quarters and one-quarter of total Intervet sales, respectively.

Volume growth and strict cost control, combined with the non-recognition of depreciation and amortization, improved operating income by 35% to EUR 69 million.

Information on segments and incidentals
Information on the discontinued operations –
Organon BioSciences
Report for the 2nd quarter of 2007

14	Report for the 2nd quarter of 2007

Discontinued operations statement of income

2nd quarter			Millions of euros	January-June

2007	2006	Δ%		2007	2006	Δ%

936	950	(1)	Revenues	1,856	1,870	(1)
(743)	(789)		Expenses	(1,517)	(1,569)

193	161		Profit before tax	339	301
(47)	(34)		Income taxes	(81)	(75)

			Income from
146	127	15	discontinued operations	258	226	14

Assets and liabilities held for sale of Organon BioSciences

Millions of euros	June 30, 2007

Property, plant and equipment	1,134
Intangible assets	163
Financial noncurrent assets	357
Inventories	874
Receivables	811

Assets held for sale	3,339

Noncurrent liabilities	317
Short-term borrowings	137
Current payables	725

Liabilities held for sale	1,179

Note: Cash and cash equivalents reported for Organon BioSciences are not included in assets held for sale as these will be settled with the purchase price at the closing of the deal.

Notes
The data in this report are unaudited.

This interim financial report is in compliance with IAS 34 – Interim Financial Reporting. The same accounting policies and methods of computation have been applied as in the 2006 financial statements, a copy of which can be found on the company’s website: www.akzonobel.com.

As a consequence of the intention to divest Organon BioSciences (OBS) to Schering-Plough, in accordance with IFRS 5, the OBS activities qualify as so-called discontinued operations. As a result, going forward no depreciation or amortization is recognized anymore for the OBS activities, as a result of which pre-tax results increased by EUR 32 million. Thereof, EUR 27 million was recognized in the second quarter of 2007

Revenues consist of sales of goods and services, and royalty income.

Autonomous growth is defined as the change in revenues attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Incidentals are special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases. Operating income excluding incidentals is one of the key figures management uses to assess the company’s performance, as this figure better reflects the underlying trends in the results of the activities.

EBIT margin is operating income (EBIT) as percentage of revenues.

EBITDA is EBIT before depreciation and amortization.

Invested capital is total assets less cash and cash equivalents, less current liabilities.

Moving average ROI is EBIT before incidentals of the last four quarters divided by the average invested capital of those four quarters.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Akzo Nobel	15

Contact details

Akzo Nobel NV
Velperweg 76
P.O. Box 9300
6800 SB Arnhem, the Netherlands
Tel:	+31 26 366 4433
Fax:	+31 26 366 3250
Internet:	www.akzonobel.com

For more information:
The explanatory sheets used by the CEO during the press
conference can be viewed on Akzo Nobel’s corporate website
www.akzonobel.com.

Akzo Nobel Corporate Communications
Tel:	+31 26 366 2241
Fax:	+31 26 366 5850
E-mail:	info@akzonobel.com

Akzo Nobel Investor Relations
Tel:	+31 26 366 4317
Fax:	+31 26 366 5797
E-mail:	investor.relations@akzonobel.com

Financial calendar

Report for the 3rd quarter 2007
October 23, 2007

Quotation ex 2007 interim dividend
October 24, 2007

Payment of 2007 interim dividend
October 31, 2007

Contact details and financial calendar
Report for the 2nd quarter of 2007

16	Report for the 2nd quarter of 2007

Main Olympic Stadium for Beijing 2008

In just over a year the world will be celebrating the 2008 Beijing Olympics and Akzo Nobel is playing a key role in the preparations, which have been ongoing ever since the Chinese city won the vote to host the event back in 2001.

With a track record which includes the 2000 and 2004 Olympic Games in Australia and Greece, the 2006 Winter Olympics in Italy, and the Commonwealth Games in England in 2000, it was almost inevitable that Akzo Nobel's Coatings businesses would become involved in the major construction program.

Along with various smaller competition venues (such as the Qingdao Sea Boat Center), the company has also supplied products fot the two most prestigious structures – the main Olympic Stadium (dubbed the Bird's Nest) and the National Aquatics Center. The 91,000-seater Olympic Stadium is due to be completed next March and will be the main focus of the 17-day sporting spectacular, while the National Aquatics Center (christened the Water Cube) will be home to the swimming, diving, water polo, and synchronized swimming events.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director External Reporting

Dated : July 24, 2007